THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

January 31, 2012

John Stickel
Attorney-Advisor
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Starflick.com
Form S-1 Registration Statement
File No. 333-174833

Dear Mr. Stickel:

In response to your letter of comments dated January 30, 2012, please be advised as follows:

General

1.         Again, we disagree with your analysis.   The operations of the Company to date constitute more than “nominal operations”.  As set forth in Footnote 172 to SEC Release No. 33-8869, “Contrary to commenters’ concerns, Rule 144(i)(1)(i) was not intended to capture a ‘startup company’ or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having ‘no or nominal operations’.”  Since the Company is engaged in organizational matters, planning its website, developing its business plan, and has prepared and filed of a registration statement, it is a “start-up company” and not a “shell company” and its operations are therefore more than “nominal”.  In your next comment letter, you should address the issue of a start-up company being a shell company.  If it is your position that a start-up is a shell then you should explain what the language contained in Footnote 172 means.    You state that the Company has no or nominal operations.  On the contrary, being engaged in organizational matters, planning its website, developing its business plan, and filing a registration statement removes the Company from “no or nominal operations”.  At the time Rule 405 was promulgated, the SEC decided not to define “nominal”.  See SEC Release  33-8587 at note 32 and immediately thereafter.  Since there is no definition of “nominal”, one can only look to subsequent SEC statements which discuss the matter.  SEC Release No. 33-8869 does so and says start-ups are not shells.  Your position regarding this matter appears to be contrary to the law and your own rules.  Please advise.

Use of Proceeds

2.         The language has been revised.  The Company will option, and select and screen play and pay for film rights within 6 months of completing the public offering. disclosure has been revised as requested.

3.         The disclosure has been revised.  The amount of money spent on the website will be predicated on the amount of money raised in the public offering.

John Stickel
Securities and Exchange Commission
RE:	Starflick.com
Form S-1 Registration Statement
File No. 333-174833
January 31, 2012
Page 2

Management’s Discussion and Analysis or Plan of Operation

4.         The language has been revised to disclose that the Company has reviewed scripts.  Supplementally, the Company can’t commit to acquiring any options, screen plays or film rights until it has money to do so.  Accordingly, any script that the Company reviews at this time will probably not be available when the offering is completed.

5.         The “1,000” typo has been corrected to reflect $20,000.00 and the conflicting statements have been revised to be consistent throughout.

6.         The disclosure has been revised and deleted in some instances.  The Company is going to purchase one screen play and the rights thereto.  There will be no commissioned screen plays and no contests.

7.         The language has been revised as requested.

8.         The disclosure has been revised.  The disclosure regarding a business plan to prospective investors and financiers has been deleted.  The first film will be financed entirely by the proceeds of this offering.

9.         The financial statements have not been update.  They will not be stale dated until February 13, 2012.

10.        A new auditor’s consent has been supplied.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Starflick.com